Trading Symbol TSX: GGC

Genco Announces Drill Results from the San Rafael Underground Mine and Construction of a Portable 800 Sample per Day Assay Lab

March 25, 2008 – Vancouver, B.C., Canada – Genco Resources Ltd. (TSX-GGC) is pleased to announce the results from the drilling of underground targets in the San Rafael area of La Guitarra silver/gold mine complex in Mexico State, Mexico. Highlights include GDH-133 with 5.3 metres grading 32.56 grams per tonne (“g/t”) gold, 1,220 g/t silver and 2,848 g/t silver equivalent (“eAg”) and GDH-149, 1.5 metres grading 23.80 g/t gold,173 g/t silver, and 1,363 eAg g/t.

Guitarra Vein - San Rafael Underground Mine
Drill Hole	From	To	Interval	Au g/t	Ag g/t	eAg g/t
GDH-119	54.9	56.5	1.6	0.63	540	572
GDH-120	55.5	56.3	0.8	1.19	298	358
GDH-121	38	39	1	0.59	439	469
GDH-122	177	178.5	1.5	0.79	446	486
GDH-124	42	42.8	0.8	0.46	320	343
GDH-126	46.3	47.1	0.8	0.20	151	161
GDH-133	97.7	103	5.3	32.56	1,220	2,848
GDH-142	87.6	89.1	1.5	<0.05	149	149
GDH-144	56.6	57.6	1	0.13	130	137
GDH-146	171.6	173	1.4	1.35	585	653
GDH-149	50	50.7	0.7	0.33	215	232
And	57.6	59.1	1.5	0.02	294	295
And	73.1	74.6	1.5	23.80	173	1,363
GDH-153	23.5	24.5	1	1.69	268	353
And	44.35	45.35	1	0.28	321	321
GDH-158	28.5	30	1.5	0.49	175	200
And	120.7	121.5	0.8	0.57	113	142
GDH-163	254.9	256.5	1.6	0.27	143	156
GDH-165	541	543.6	2.6	2.42	354	475
GDH-170	118	119	1	3.52	83	259
GDH-174	109.2	113.2	4	1.73	391.4	478
And	126.8	127.6	0.8	0.6	220	250

Note: True-widths range between 70% and 100%.

The eAg grades are based on a 50:1 silver to gold ratio ($550/oz Gold and $11/oz silver). Drill Holes GDH-123, 125, 130, 132, 136, 147, 151, 160, 173 intersected mineralization less than the current 135 g/t eAg underground mine cut off. Drill Holes, GDH- 131, 139, 141, 145 and 157 were abandoned before

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Genco’s President, Gregory K. Liller stated, “These drill results are in line with prior drill intersections in the San Rafael area. The results of these drill holes together with previously announced drill hole intersections within the San Rafael mine will be incorporated into the underground mine portion of our 2007 year end resource and reserve estimation. No prior resource or reserve estimates exist for the location of this drilling, so these results will bring new ounces into our resource base.”

One significant issue faced by exploration and development projects today is sample turnaround. Current sample turnaround is often in excess of two months from shipment to the lab to receipt of assay results. This is not acceptable to Genco. In order to assist in planning and facilitate the completion of its production expansion project by the end of 2009 Genco’s management has commissioned the construction of a portable 800 sample per day fire assay sample preparation laboratory to provide Genco with 24 hour turnaround time. This laboratory is designed to handle both the current assay demands and the expected sample load associated with our planned 3,000 tonne per day (“t/d”) mill and proposed 2,000 t/d heap leach operation.

In addition Genco has recently mobilized a LM-55 underground electric core rig and a large Valdor surface core rig to La Guitarra in an effort to improve our hole completion ratio, core recovery and accelerate our drilling program. This brings the total number of drill rigs operating in the district to eight.

Quality Control & Assurance
Genco has implemented a quality assurance and control (QA/QC) program to ensure sampling and analysis of all exploration work is conducted in accordance with the best possible practices. The drill core is sawn in half with one half being stored on site and the other half shipped to the ALS Chemex Laboratories in Guadalajara, Mexico for preparation of pulps. Pulps are then shipped to ALS Chemex’s Vancouver, B.C. Canada laboratory for analysis using a gravimetric fire assay for silver and gold. The laboratory re-assays about 3% of all samples as a check and additional checks may be run on anomalous values. In addition, La Guitarra’s mine laboratory has an ongoing check assay program and routinely re-assays ALS Chemex’s pulp and sample rejects and/or the retained core splits.

Qualified Person
The qualified person responsible for technical data reported in this news release is Glenn R. Clark P.Eng. of Glenn Clark and Associates Limited. He is arm’s length to Genco and has prepared or supervised the preparation of the information that forms the basis for this news release and verified the data disclosed.

About Genco
Genco is a primary silver producer in Mexico, whose core assets are multiple mining sites, including La Guitarra Mine complex located in its wholly-owned Temascaltepec Mining District of central Mexico.

For further information:

Robert M. Blankstein
Investor Relations

Tel: 604-682-2205
E-mail: gencoinfo@telus.net
Website: www.gencoresources.com

The Toronto Stock Exchange does not accept responsibility for the adequacy or accuracy of this release.